# SELECT*ANNUITY II

### AN INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACT
issued by
**ReliaStar Life Insurance Company**
and its
**ReliaStar Select Variable Account**

**Supplement Dated September 20, 2007, to your Prospectus Dated August 8, 1997**

This supplement updates and amends certain information contained in your prospectus dated August 8, 1997.
Please read it carefully and keep it with your prospectus for future reference.

_____

## IMPORTANT INFORMATION REGARDING AN UPCOMING CHANGE TO THE COMPANY'S EXCESSIVE TRADING POLICY

**Effective October 16, 2007, the Company's Excessive Trading Policy will change and the "Limits on Frequent or Disruptive Transfers" section added by supplement dated February 2, 2007, to the "Transfers" section on page 29 of your Contract prospectus will be replaced with the following:**

### Limits on Frequent or Disruptive Transfers

The Contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of an Investment Fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the Investment Fund's ability to provide maximum investment return to all Contract Owners.

This in turn can have an adverse effect on Investment Fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the Contract.**

**Excessive Trading Policy.** The Company and the other members of the ING family of companies that provide multi-Investment Fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various Investment Fund families that make their Investment Funds available through the Company's products to restrict excessive Investment Fund trading activity and to ensure compliance with Rule 22c-2 of the Investment Company Act of 1940, as amended (the "1940 Act").

The Company actively monitors Investment Fund transfer and reallocation activity within the Company's variable insurance products to identify violations of the Company's Excessive Trading Policy. The Company's Excessive Trading Policy is violated if Investment Fund transfer and reallocation activity:
- Meets or exceeds the Company's current definition of Excessive Trading, as defined below; or
- Is determined, in the Company's sole discretion, to be disruptive or not in the best interests of other owners of the Company's variable insurance and retirement products.

The Company currently define Excessive Trading as:
- More than one purchase and sale of the same Investment Fund (including money market Investment Funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same Investment Fund is referred to as a "round-trip"). This means two or more round-trips involving the same Investment Fund within a 60 calendar day period would meet the Company's definition of Excessive Trading; or
- Six round-trips involving the same Investment Fund within a rolling twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:
- Purchases or sales of shares related to non-Investment Fund transfers (for example, new purchase payments and withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
- Purchases and sales of Investment Fund shares in the amount of $5,000 or less;
- Purchases and sales of Investment Funds that affirmatively permit short-term trading in their Investment Fund shares, and movement between such Investment Funds and a money market Investment Fund; and
- Transactions initiated by the Company, another member of the ING family of companies or an Investment Fund.

If the Company determines that an individual or entity has made a purchase of an Investment Fund within 60 days of a prior round-trip involving the same Investment Fund, the Company will send them a letter (once per year) warning that another sale of that same Investment Fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate Investment Fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to the ING Customer Service Center or other electronic trading medium that the Company may make available from time to time ("Electronic Trading Privileges"). Likewise, if the Company determine that an individual or entity has made five round-trips involving the same Investment Fund within a rolling twelve month period, the Company will send them a letter warning that another purchase and sale of that same Investment Fund within twelve months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of the warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate Investment Fund transfers or reallocations, the agent/registered representative or the investment adviser for that individual or entity. A copy of any warning letters and details of the individual's or entity's trading activity may also be sent to the Investment Fund whose shares were involved in the trading activity.

If the Company determines that an individual or entity has violated the Company's Excessive Trading Policy, the Company will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all Investment Fund transfers or reallocations, not just those that involve the Investment Fund whose shares were involved in the activity that violated the Company's Excessive Trading Policy, will then have to be initiated by providing written instructions to the Company via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate Investment Fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the Investment Fund whose shares were involved in the activity that violated the Company's Excessive Trading Policy.

Following the six month suspension period during which no additional violations of the Company's Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. The Company will continue to monitor the Investment Fund transfer and reallocation activity, and any future violations of the Company's Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of the Company's Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

The Company reserves the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if the Company determines, in its sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of the Company's variable insurance and retirement products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

The Company's failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under the Company's Excessive Trading Policy will not prevent the Company from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in the Company's Excessive Trading Policy.

Except as noted below with respect to Paul M. Prusky, the Company does not allow exceptions to its Excessive Trading Policy. The Company reserves the right to modify its Excessive Trading Policy, or the policy as it relates to a particular Investment Fund, at any time without prior notice, depending on, among other factors, the needs of the underlying Investment Fund(s), the best interests of Contract Owners and Investment Fund investors and/or state or federal regulatory requirements. If the Company modifies its policy, it will be applied uniformly to all Contract Owners or, as applicable, to all Contract Owners investing in the underlying Investment Fund.

The Company's Excessive Trading Policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, Investment Fund performance and management may be adversely affected, as noted above.

Since late 2003, the Company has been engaged in litigation with Paul M. Prusky ("Prusky"), and others, regarding a 1998 agreement between Prusky and the Company. Under the agreement, Prusky, through a profit-sharing plan, engaged in frequent electronic trading between Sub-Accounts available through certain ReliaStar Life Insurance Company variable life insurance policies ("market timing"). Beginning in late 2003, the Company refused to accept electronic trading instructions from Prusky because of violations of its Excessive Trading Policy.

On January 5, 2007, the United States District Court for the Eastern District of Pennsylvania (the "Federal Court") ordered the Company to accept and effect Prusky's Sub-Account transfer instructions electronically "without limitation as to the number of transfer instructions so long as those transfers are not explicitly barred by a specific condition imposed by the Investment Fund in which the Sub-Account is invested." (Order Granting in Part Summary Judgment, Paul M. Prusky, et al. v. ReliaStar Life Insurance Company, Civil Action No. 03-6196, Jan. 5, 2007, and Order Denying Defendant's Motion for Clarification, dated January 12, 2007 ("Order")). In light of the Order, the Company must accept and effect Prusky's electronic transfer instructions.

When issuing the Order, the Federal Court did state that the Company could enforce conditions and/or restrictions on trading imposed by the Investment Funds in which the Company's Sub-Accounts invest. (Memorandum Accompanying the Order, at pp. 9-10.) The Company will enforce all such Investment Fund-imposed conditions and/or restrictions consistent with the Order and the judgment of the Federal Court in a related matter.

Prusky's ReliaStar policies include Sub-Accounts which invest in all the same Funds as are available through this Contract. The prospectus for each Investment Fund describes restrictions imposed by the Investment Fund to prevent or minimize frequent trading.

**Limits Imposed by the Investment Funds.** Each underlying Investment Fund available through the variable insurance and retirement products offered by the Company and/or the other members of the ING family of companies, either by prospectus or stated Contract, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of Investment Fund shares are subject to acceptance or rejection by the underlying Investment Fund. The Company reserves the right, without prior notice, to implement Investment Fund purchase restrictions and/or limitations on an individual or entity that the Investment Fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a Sub-Account if the corresponding Investment Fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of an Investment Fund or all Investment Funds within an Investment Fund family) will be done in accordance with the directions the Company receives from the Investment Fund.

**Agreements to Share Information with Investment Fund Companies.** As required by Rule 22c-2 under the 1940 Act, the Company has entered into information sharing agreements with each of the Investment Fund companies whose Investment Funds are offered through the Contract. Contract Owner trading information is shared under these agreements as necessary for the Investment Fund companies to monitor Investment Fund trading and the Company's implementation of its Excessive Trading Policy. Under these agreements, the company is required to share information regarding Contract Owner transactions, including but not limited to information regarding Investment Fund transfers initiated by you. In addition to information about Contract Owner transactions, this information may include personal Contract Owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, an Investment Fund company may direct the Company to restrict a Contract Owner's transactions if the Investment Fund determines that the Contract Owner has violated the Investment Fund's excessive/frequent trading policy. This could include the Investment Fund directing the Company to reject any allocations of premium or Contract Value to the Investment Fund or all Investment Funds within the Investment Fund family.

# IMPORTANT INFORMATION REGARDING UPCOMING INVESTMENT FUND LIQUIDATIONS

On July 12, 2007, the Board of Trustees of ING Investors Trust approved a proposal to liquidate the:
- ING MarketPro Portfolio;
- ING MarketStyle Growth Portfolio;
- ING MarketStyle Moderate Growth Portfolio; and
- ING MarketStyle Moderate Portfolio.

The proposed liquidation is subject to shareholder approval. If shareholder approval is obtained, it is expected that the liquidation will take place on or about November 10, 2007 (the "Closing Date").

**Voluntary Transfers Before the Closing Date.** Anytime prior to the Closing Date you may transfer amounts that you have allocated to the Sub-Accounts that invest in the ING MarketPro Portfolio, the ING MarketStyle Growth Portfolio, the ING MarketStyle Moderate Growth Portfolio and/or the ING MarketStyle Moderate Portfolio to any of the other available investment options. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. You may give the Company alternative allocation instructions at any time by contacting the ING Customer Service Center at P.O. Box 5050, Minot, ND 58702-5050, 1-877-884-5050. **See also the "Transfers" section beginning on page 29 of your Contract prospectus for further information about making Investment Fund allocation changes.**

**Automatic Reallocation Upon Liquidation.** After the Closing Date and the Company's receipt of the proceeds from the liquidation of the ING MarketPro Portfolio, the ING MarketStyle Growth Portfolio, the ING MarketStyle Moderate Growth Portfolio and the ING MarketStyle Moderate Portfolio, amounts that were allocated to the Sub-Accounts that invested in these portfolios will be automatically reallocated to the Sub-Account that invests in the ING Liquid Assets Portfolio. There will be no charge for this automatic reallocation, and this automatic reallocation will not count as a transfer when imposing any applicable restriction or limit on transfers. Furthermore, you will not incur any tax liability because of this automatic reallocation, and your Contract Value immediately before the reallocation will equal your Contract Value immediately after the reallocation.

**Future Allocations.** After the Closing Date, the Sub-Accounts that invested in the ING MarketPro Portfolio, the ING MarketStyle Growth Portfolio, the ING MarketStyle Moderate Growth Portfolio and/or the ING MarketStyle Moderate Portfolio will be no longer available through your Contract. Any future allocations directed to a Sub-Account that invested in one of these portfolios will be automatically allocated to the Sub-Account that invests in the ING Liquid Assets Portfolio.

**Information about the ING Liquid Assets Portfolio.** The following chart lists the investment advisers and subadvisers and information regarding the investment objectives of the ING Liquid Assets Portfolio. More detailed information can be found in the current prospectus and Statement of Additional Information for that Investment Fund. You may obtain these documents by contacting the ING Customer Service Center at P.O. Box 5050, Minot, ND 58702-5050, 1-877-884-5050.

| Investment Fund Name | Investment Adviser/ Subadviser | Investment Objective |
|---|---|---|
| **ING Liquid Assets Portfolio** | Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co. | Seeks high level of current income consistent with the preservation of capital and liquidity. |

There will be no further disclosure regarding the ING MarketPro Portfolio, the ING MarketStyle Growth Portfolio, the ING MarketStyle Moderate Growth Portfolio and the ING MarketStyle Moderate Portfolio in future supplements to the prospectus.

# IMPORTANT INFORMATION ABOUT THE
# ING FUNDAMENTAL RESEARCH PORTFOLIO

**Investment Fund Reorganization.** On April 28, 2006, the Sub-Account that invested in the ING Fundamental Research Portfolio was closed to new investors and to new investments by existing investors. On July 12, 2007, the Board of Directors of ING Partners, Inc. approved a proposal to reorganize the ING Fundamental Research Portfolio into the ING VP Growth and Income Portfolio. If this proposed reorganization is approved, the ING Fundamental Research Portfolio will, on or about November 12, 2007, reorganize into and become part of the ING VP Growth and Income Portfolio. Your investment in the ING Fundamental Research Portfolio will automatically become an investment in the ING VP Growth and Income Portfolio with an equal total net asset value.

Contract Owners who had Contract value allocated to the ING Fundamental Research Portfolio may leave their Contract Value in the Sub-Account that invests in the ING VP Growth and Income Portfolio, but future allocations and transfers into this Sub-Account will be prohibited. If your most recent premium allocation instructions includes the Sub-Account that corresponds to the ING Fundamental Research Portfolio, premium received that would have been allocated to the Sub-Account corresponding to this Investment Fund will be allocated on a pro-rata basis among all the other available Sub-Accounts in which your Contract Value is allocated. If there are no other such Sub-Accounts, you must provide the Company with alternative allocation instructions or the premium payment will be returned to you. You may give the Company alternative allocation instructions by contacting the ING Customer Service Center at P.O. Box 5011, Minot, ND 58702-5011, 1-877-886-5050. **See the "Transfers" section on page 29 of your Contract prospectus for information about making Investment Fund allocation changes.**

You will not incur any fees or charges or any tax liability because of this reorganization, and your Contract Value immediately before the reorganization will equal your Contract Value immediately after the reorganization.

There will be no further disclosure regarding the ING Fundamental Research Portfolio in future prospectuses of the Contract.

Please note the following summary information about the ING VP Growth and Income Portfolio:

| Investment Fund Name | Investment Adviser/ Subadviser | Investment Objective |
|---|---|---|
| **ING VP Growth and Income Portfolio** | Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. | Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock. |

# MORE INFORMATION IS AVAILABLE

More information about the Investment Funds available through your Contract, including information about the risks associated with investing in these Investment Funds, can be found in the current prospectus and Statement of Additional Information for that Investment Fund. You may obtain these documents by contacting the Company at its:

> ING Customer Service Center
> P.O. Box 5011
> Minot, ND 58702-5011
> 1-877-886-5050

# IMPORTANT INFORMATION ABOUT THE
# NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC.

Effective July 30, 2007, the National Association of Securities Dealers, Inc. was consolidated into the Financial Industry Regulatory Authority. Accordingly, all references in your prospectus to the National Association of Securities Dealers, Inc. are hereby deleted and replaced with the Financial Industry Regulatory Authority.